Exhibit 99.1
Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

Celyad Oncology reports full year 2022 financial results

and recent business highlights

Starting in 2023, Celyad Oncology is now entirely focused on its new business strategy with one clear objective: help to overcome the current limitations of CAR-T approaches. It plans to do this via (i) strengthening of its research focus centered around NKG2D, B7-H6 and shRNA platforms; (ii) maximizing the value of its IP estate and (iii) driving innovation through strategic collaborations.

Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today announces its financial results for the fiscal year 2022 ended December 31, 2022 and provides a business update.

Michel Lussier, Interim Chief Executive Officer of Celyad Oncology, said: “2022 was a crossroad year for Celyad Oncology, with important changes and turning points. We strongly believe all those changes, together with our prior accomplishments, significantly strengthened our position. Having dealt with the 2022 challenges, Celyad has now positively reinvented itself as a leaner, more agile organization. We believe that Celyad is well prepared and has the relevant unique assets and know how to create significant shareholder value in the next few years.”

Operational highlights

•

Since late 2022, the Company has implemented a differentiated and innovative strategy, increasing its R&D efforts in areas of expertise where it believes it can leverage the differentiated nature of its platform technology and continue to bolster its intellectual property (IP) estate; and

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The Company will continue to explore options to tackle the major current limitations of CAR T-cell therapies through development of its dual targeting CARs with NKG2D capabilities, B7-H6 targeting immunotherapies and multiplexing approach of short hairpin RNAs (shRNAs).

Upcoming Anticipated Milestones

•	The Company will provide an update on its shRNA multiplexing and dual CAR platforms and business development in the first half of 2023;

•	The Company will take part in the World Oncology Cell Therapy Congress in Boston, US (25-26 April 2023), as well as in the Immuno-Oncology summit in London (20-22 June 2023);

•	The Company anticipates the arrival of a new CEO in the first half of 2023; and

•	We anticipate fundraising in the first half of 2023.

Full Year 2022 Financial Review

As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million ($13.3 million).

The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

The Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the financial statements are issued.

Key financial figures for full-year 2022, compared with full-year 2021, are summarized below:

Selected key financial figures (€ millions)	Full year 2022	Full year 2021
Revenue	-	-
Research and development expenses	(18.9)	(20.8)
General and administrative expenses	(10.5)	(9.9)
Change in fair value of contingent consideration	14.7	0.8
Impairment of Oncology intangible assets	(35.1)	-
Other income/(expenses)	9.0	3.4
Operating loss	(40.9)	(26.4)
Loss for the period/year	(40.9)	(26.5)
Net cash used in operations	(28.0)	(26.6)
Treasury position(1)	12.4	30.0

(1) “Treasury position” is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS. The purpose of this measure by Management is to identify the level of cash available internally (excluding external sources of financing) within 12 months.

The Company’s license and collaboration agreements generated no revenue in 2022 and in 2021.

Research and Development (R&D) expenses were €18.9 million in 2022 as compared to €20.8 million in 2021, a year-over-year decrease of €1.8 million. The decrease in the Company’s R&D expenses is primarily driven by the Company’s decision to discontinue some of preclinical and in process development costs after the Company’s decision to adopt and implement a new business strategy over the last few months of 2022, as well as a decrease of the expenses associated with share-based payments (non-cash expenses) related to the warrant plan offered to our employees and directors.

General and Administrative (G&A) expenses were €10.5 million in 2022 as compared to €9.9 million in 2021, an increase of €0.6 million. This increase is primarily related to higher insurances costs and consulting fees partially compensated by the decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to our employees and directors.

The fair value adjustment (€14.7 million) relating to the contingent consideration and other financial liabilities as of December 31, 2022, is mainly driven by the full reversal of the liability. This liability is a result of business combination accounting (IFRS3) which requires the liability to be recorded unless the possibility of any outflow is remote.

This impairment comes as a result of the Company’s strategic shift in focus away from clinical development and the early stage nature of the implementation of the Celyad 2.0 strategy, which involves shifting from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements. To date, no effective sublicence contract nor collaboration contract has been entered into, and as a result there is uncertainty as to the timing and amount of associated short, medium and long term revenues.

Given this uncertainty, and per accounting standards, the Company recognizes a full impairment loss on the remaining value of goodwill, In Process Research and Development, and Horizon Discovery’s shRNA platform, resulting in a non-cash impairment of €35.1 million on a consolidated basis for the financial year ended December 31, 2022.

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

This accounting conclusion, which reflects the Company’s financial situation as of December 31, 2022, does not affect Management’s commitment to continue in its efforts to pursue the potential monetization of the Company’s IP. If and when such a firm sublicense or collaboration contract occurs and hence increases the probability of revenue, the Management will estimate the reversal of the impairment which will be limited so that the carrying amount of the asset does not exceed its recoverable amount along with the remeasurement of the related contingent liability.

The Company’s other income is principally associated with grants received from the Walloon Region mainly in the form of recoverable cash advances (RCAs) and R&D tax credit income as well as the gain on sale of the CTMU activities:

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Grant income (RCAs): additional grant income has been recognized in 2022 on grants in the form of RCAs. According to IFRS standards, the Company has earned grants for the period amounting to €1.6 million, out of which €0.5 million is accounted for as a financial liability and the remaining €1.1 million as a grant income;

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Grant income (Others): additional grant income has been recognized in 2022 on grants received and from the regional government (for €0.9 million), not referring to RCAs and not subject to reimbursement;

•	With respect to R&D tax credit, the current year income is €0.5 million; and
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Gain on sale of CTMU activities (for €5.2 million) results from the terms of the asset purchase agreement between Celyad Oncology and Cellistic under which Cellistic agreed to acquire Celyad Oncology’s Manufacturing Business Unit for a total consideration of €6.0 million.

Net loss for the year ended December 31, 2022 was €40.9 million, or €1.81 per share, compared to a net loss of €26.5 million, or €1.70 per share, for the same period in 2021. As noted above, the increase in net loss between periods was primarily due to the non-cash impairment adjustment on the Oncology intangible assets.

Net cash used in operations for the year ended December 31, 2022, which excludes non-cash effects, amounted to €28.0 million, which is in line with net cash used in operations of €26.6 million for the year ended December 31, 2021.

The net assets of the Company as of December 31, 2022, on a BE-GAAP non-consolidated basis, have fallen below half of the Company’s capital. As a result, in accordance with Article 7:228 of the Belgian Code for Companies and Associations, the Board of Directors plans to submit for a vote, at its May 5, 2023 shareholders’ meeting, its business plan including a proposal to continue the Company’s activities. The Board of Directors will publish a detailed report regarding this proposal on or around April 3, 2023, together with the convocation with proposed resolutions for the shareholders’ meeting.

Annual Report 2022

The Annual Report for the year ended December 31, 2022 will be published on March 23, 2023, and will be available on the Company’s website, www.celyad.com. The Company’s statutory auditor, EY Bedrijfsrevisoren/Réviseurs d’Entreprises BV/SRL (EY), has confirmed that the completed audit has not revealed any material misstatement in the consolidated financial statements. EY also confirmed that the accounting data reported in the press release are consistent, in all material respects, with the consolidated financial statements from which it has been derived.

Conference Call and Webcast Details

A conference call will be held on Friday, March 24th at 1:00 p.m. CET / 8:00 a.m. EDT to review the financial and operating results for full year 2022. Please dial into the call five to ten minutes prior to start time using the appropriate number below and ask to join the “Celyad Oncology SA call”:

•	United States / International: +1-877-407-9716 or +1-201-493-6779
•	Belgium: +32 (0) 800-73-904 (Fixed) or +32 (0) 800-73-566 (Mobile)

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

Participants may also access to the live webcast link for instant telephone access to the event. Archived recording will be available in the “Events” section of the Celyad website after the event.

Financial Calendar 2023

• May 5th, 2023	First Quarter 2023 Business Update
• May 5th, 2023	Annual shareholders meeting
• August 3rd, 2023	First Half 2023 Interim Results
• November 9th, 2023	Third Quarter 2023 Business Update

The financial calendar is communicated on an indicative basis and may be subject to change.

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, statements regarding the Company’s financial statements and cash runway, statements regarding the Company’s future hiring plans, statements regarding the Company’s future fundraising plans, and statements regarding the continuation of the Company’s existence. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

Celyad Oncology SA

Consolidated Statement of Comprehensive Loss

(€’000)	For the year ended December 31,

	2022	2021

Revenue	-	-

Cost of sales	-	-

Gross profit	-	-

Research and Development expenses	(18 928)	(20 773)

General & Administrative expenses	(10 546)	(9 908)

Change in fair value of contingent consideration	14 679	847

Impairment of Oncology intangible assets	(35 084)	-

Other income	9 360	4 909

Other expenses	(338)	(1 466)

Operating Loss[1]	(40 857)	(26 391)

Financial income	185	144

Financial expenses	(198)	(255)

Loss before taxes	(40 870)	(26 502)

Income taxes	(65)	(10)

Loss for the period	(40 935)	(26 512)

Basic and diluted loss per share (in €)	(1.81)	(1.70)

    [1] For 2022 and 2021, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.

1 The operating loss arises from the Company’s loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

Celyad Oncology SA

Consolidated Statement of Financial Position

(€’000)	December 31,	December 31,

	2022	2021

NON-CURRENT ASSETS	4 891	45 651

Goodwill and Intangible assets	864	36 168

Property, Plant and Equipment	309	3 248

Non-current Trade and Other receivables	-	2 209

Non-current Grant receivables	3 454	3 764

Other non-current assets	264	262

CURRENT ASSETS	14 825	34 292

Trade and Other Receivables	1 118	668

Current Grant receivables	-	1 395

Other current assets	1 017	2 211

Short-term investments	-	-

Cash and cash equivalents	12 445	30 018

Assets held for sale	245	-

TOTAL ASSETS	19 716	79 943

EQUITY	4 317	43 639

Share Capital	78 585	78 585

Share premium	6 317	6 317

Other reserves	34 800	33 172

Capital reduction reserve	234 562	234 562

Accumulated deficit	(349 947)	(308 997)

NON-CURRENT LIABILITIES	4 973	22 477

Bank loans	-	-

Lease liabilities	118	1 730

Recoverable Cash advances (RCAs)	4 584	5 851

Contingent consideration payable and other financial liabilities	-	14 679

Post-employment benefits	13	53

Other non-current liabilities	258	164

CURRENT LIABILITIES	10 426	13 827

Bank loans	-	-

Lease liabilities	137	902

Recoverable Cash advances (RCAs)	437	362

Trade payables	4 752	6 611

Other current liabilities	5 100	5 952

TOTAL EQUITY AND LIABILITIES	19 716	79 943

Press Release - Regulated Information March 23rd, 2023 10:01 pm CET

Celyad Oncology SA

Consolidated Net Cash Burn Rate2

(€’000)	For the year ended 31 December,

	2022	2021

Net cash used in operations	(28 010)	(26 643)

Net cash (used in)/from investing activities	7 202	(126)

Net cash (used in)/from financing activities	3 241	39 521

Effects of exchange rate changes	(6)	32

Change in Cash and cash equivalents	(17 573)	12 784

Change in Short-term investments	-	-

Net cash burned over the period	(17 573)	12 784

2 ‘Net cash burn rate’ is an alternative performance measure determined by the year-on-year net variance in the Group’s treasury position as above defined. The purpose of this measure for the Management is to determine the change of the treasury position.